Monthly Report - October, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,562,428)     (23,283,795)
Change in unrealized gain (loss) on open          (1,101,366)          679,965
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               1,041          133,287
      obligations
   Change in unrealized gain (loss) from U.S.        (42,492)        (116,165)
      Treasury obligations
Interest Income 			               41,405        1,305,451
Foreign exchange gain (loss) on margin deposits      (21,607)        (239,471)
				                 ------------    -------------
Total: Income 				          (4,685,447)     (21,520,728)

Expenses:
   Brokerage commissions 		              373,545        4,495,338
   Management fee 			               42,650          508,180
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0           21,482
   Administrative expense 	       	               75,732          787,321
					         ------------    -------------
Total: Expenses 		                      491,927        5,812,321
Net Income(Loss)			   $      (5,177,374)     (27,333,049)
for October, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (100,566.099    $     2,704,248    114,630,477    117,334,725
units) at September 30, 2020
Addition of 		 	              0              0              0
0.000 units on October 1, 2020
Redemption of 		 	              0    (1,530,253)    (1,530,253)
(1,333.170) units on  October 31, 2020*
Net Income (Loss)               $     (110,684)    (5,066,690)    (5,177,374)
for October, 2020
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2020
(99,267.596 units inclusive
of 34.667 additional units) 	      2,593,564    108,033,534    110,627,098
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2020 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (4.55)% 	  (18.64)%  $    989.73	   77,153.770 $    76,361,661
Series 3    (4.23)% 	  (15.74)%  $  1,480.01	   14,874.235 $    22,014,083
Series 4    (4.09)% 	  (14.50)%  $  1,929.05	    3,980.250 $     7,678,091
Series 5    (4.29)% 	  (16.26)%  $  1,403.13	    3,259.341 $     4,573,263

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					November 13, 2020
Dear Investor:

In October the investment environment entered a period of greater volatility. China continued to underpin Asian growth while in Western economies the third quarter reopening growth surge naturally subsided; concerns about rising Covid-19 cases in Western countries threatened renewed lockdowns and a further growth slowdown; and fiscal authorities, especially in the U.S., were unable to agree on the amount and timing of additional fiscal support. Finally, uncertainty regarding the November 3 US presidential election rattled market participants. Losses from trading stock index futures and commodity futures, especially energy futures, far outpaced a small gain from trading interest rate futures. Trading of currency forwards was nearly flat.

In this environment, equity prices declined broadly and long positions in European, British, U.S., Canadian, South African and Brazilian stock index futures posted sizable losses, particularly in the last week of the month, and were reduced or reversed. Short volatility futures trades were also unprofitable as volatility soared. Meanwhile, long positions in Chinese and Taiwanese equity futures were slightly profitable as Asian growth, led by China, continued to rebound. Short trades in Japanese equity futures were also slightly profitable.

While Chinese demand supported energy prices early in the month, prices receded thereafter as the recovery in fuel consumption since April appears to have stalled and may be reversing due to slowing growth outside of Asia. Furthermore, US fuel inventories have been rising recently and Libyan oil production and exports have come back on line faster than expected. Consequently, during October trading of crude oil, RBOB gasoline, heating oil, London gas oil and natural gas were all unprofitable.

Strong Chinese demand and weather related concerns across major producing regions pushed corn and wheat prices sharply higher, leading to losses on short positions in both grains. Elsewhere, a long soybean meal position posted a partially offsetting gain.

Copper's price rose on the strength of Chinese demand and a short copper trade was unprofitable and reversed to a long position. Long positions in gold, silver and platinum were also slightly unprofitable as prices drifted lower near month-end.

Interest rates have been buffeted by conflicting forces in recent months. On the one hand, persistently accommodative monetary policy globally, quiescent inflation throughout the developed world and safe haven demand for government securities have held interest rates down, and long positions in German, French and Italian interest rate futures were profitable. On the other hand, historically large and possibly rising government deficits and debts have raised concerns about the future course of inflation and long-term interest rates, and long positions in Japanese, British, Canadian and Australian interest rate futures, and trading of long-term U.S. note and bond futures posted largely offsetting losses.

Foreign exchange markets were volatile and mixed in October. The U.S. dollar did ease somewhat to start the month and short dollar positions against the euro, yen, Swiss franc, Swedish krona, pound sterling and South African rand were profitable. On the other hand, short dollar trades versus the Russian ruble, Indian rupee and Australian dollar were unprofitable. In addition, long dollar positions against the Mexican peso and Brazilian real, and trading the euro versus other European currencies produced offsetting losses too.


				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman